RESOURCE FINANCE & INVESTMENT LTD.

10 route de l'Aeroport

1215 Geneva Switzerland

November 1, 2005

VIA EDGAR AND FEDERAL EXPRESS

Ms. Tracie Towner

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Resource Finance & Investment Ltd.
Form 20-F for fiscal year ended December 31, 2004
SEC File Number: 000-19385

Dear Ms. Towner:

This letter sets forth the responses of Resource Finance & Investment Ltd. (the "Company") to the Staff's comment letter dated September 26, 2005, in connection with the above-referenced filing. The Company's responses to the Staff's comments have been provided below in the order in which each comment appears in the Staff's letter. For your convenience, we have re-inserted the Staff's comments before the Company's response.

The Company is prepared to file an amendment no. 1 to the Form 20-F/A as discussed below to respond to the Staff's letter and to clarify and supplement disclosure. Pursuant to your request, for your review we have attached a draft of amendment No. 1 to the Form 20-F/A which incorporates all of the changes referenced below; and a copy of the audit report marked to show changes from the last filing. Upon your review, the Company will file the amendment no. 1 to the Form 20-F/A.

Audit Opinions, pages 1-2

1.            We note that your current auditors, Staley, Okada & Partners, reference the work of another auditor, indicate that multiple years were audited by the prior auditor, and reference a report dated March 23, 2003. However, the report from your prior auditor, Grant Thornton LLP, only covers one year and is dated March 26, 2003.

Response: Your comment is noted. The Company has prepared amendment no. 1 to its Form 20-F for the fiscal year ended December 31, 2004 (the "Amendment ") to include a revised auditors' report to its financial statements. In particular, Staley, Okada & Partners ("Staley") has changed its report to reference the report of a prior auditor dated March 26, 2004 instead of March 23, 2004.

We also note that although your current auditors have not extended audit coverage to your inception-to-date information, you have not labeled this information as unaudited, as would ordinarily be required under these circumstances. It will be necessary to amend your filing to address these matters. Please consult with your auditors regarding the possibility of obtaining a reissuance of the audit opinion.

1

Response: The financial statements have been revised by labeling the inception to date information as "unaudited." The Company's filing has been amended to reflect this.

2.            We note that your prior auditors have placed reliance on the work of another auditor in rendering their audit opinion on the inception-to-date information covering the period from October 16, 1978 (inception) through December 31, 2002. If your current auditors also wish to extend audit coverage to the cumulative information, you will need to include the reports of all prior auditors upon whom reliance is being placed, provided that you are able to obtain their permission. Alternatively, your prior auditors may remove the reference to other auditors in their opinion, and you may re-label the inception-to-date information in your financial statements as unaudited.

Response: We believe that the cumulative figures have been audited. It is a standard practice for the successor auditor to rely on the predecessor auditor’s audit work and auditor’s report. After reviewing the predecessor’s working papers and performing its due diligence, Staley has relied on Grant Thornton LLP, just like Grant Thornton LLP has relied on its predecessor. Since the Company has been audited from day one, the cumulative figures have also been audited. However, to address your concern, the inception- to date information in our financial statements have been labeled as "unaudited."

Note 8 - Investment in Cadillac West Explorations Inc., page 15

3.            We note your statement under this heading that, as of the balance sheet date, total funds advanced by you to Cadillac West Explorations, Inc. amount to $588,099. Please expand your disclosures to explain how this amount reconciles to the $420,497 figure reported on your balance sheet and in the statement of cash flows.

Response: Additional disclosure was added in Note 8 regarding the Company's investment in Cadillac West Explorations Inc. ("CWE"). In addition as reflected in the Amendment, Note 8 was revised to the amount invested in CWE from $588,099 to $420,497 to agree to the balance sheet amount. The amount previously reported in Note 8 ($588,099) represented the amount of advances as of the auditor's report date, rather than the balance sheet date.

Furthermore, in connection with the Company's response to the Staff letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing and the proposed amendment no. 1 to the Form 20-F/A (attached hereto) addresses the Staff's comments. Should you have any further question, please do not hesitate to contact me.

Sincerely,

/s/ Isaac Moss

Isaac Moss,

Chief Financial Officer

Attachments

2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F/A

(Amendment No. 1)

_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934;

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004;

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934; OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________________

For the transition period from _______________ to ________________

Commission File Number 0-19385

RESOURCE FINANCE & INVESTMENT LTD.

(Exact name of Company as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF BERMUDA

(Jurisdiction of Incorporation or Organization)

10, route de l'Aéroport

1215 Geneva Switzerland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act. NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of December 31, 2004 was 31,156,825 on the Company’s share register, with further 4,800,000 shares reserved for issue following the Company's private placement of May 19, 2005.

1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.           ☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒	Item 18 ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F in connection with the filing of certain auditors' report, financial statements and exhibits. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, this Amendment No. 1 sets forth the complete Financial Information and Financial Statements as required under “Item 8. Financial Information and Item 17. Financial Statements, as attached hereto, and "Item 19. Exhibits,” as amended hereby, as well as the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a); no other Item of Form 20-F is being amended hereby. This Amendment No. 1 on Form 20-F/A continues to speak as of the date of the original filing of the Form 20-F and, except as described above and expressly stated herein, does not purport to amend or update the information contained in the Form 20-F filed on June 28, 2005, or reflect any events that have occurred after the Form 20-F was filed.

ITEM 19. EXHIBITS

Exhibit Number	Name
1.1	Memorandum of Continuance Resource Finance & Investment Ltd (3)

1.2	Articles of Resource Finance & Investment Ltd.(3)

4.1	Credit Facility Agreement between Epsom Investments Services N.V. and Resource Finance & Investment Ltd. dated October 30, 1998 (1)

4.2	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated December 1, 2002(1)

4.3	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated April 16, 2004 (2)

4.4	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated April 4, 2005(3)

2

4.5	Asset Purchase Agreement between Oregon Resources Corporation and Mineral Recovery Systems, Inc. dated May 19, 2005(3)

4.6	Service Agreement between Philip Garratt and Resource Finance & Investment Ltd. dated June 28, 2004(3)

4.7	Agreement among Andre Audet, Victor Erickson and Resource Finance &

Investment Ltd. dated June 3, 2004(3)

4.8	Cadillac West Agreement Extension among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated February 7, 2005(3)

4.9	Cadillac West Project Agreement among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated June 8, 2005(3)

8.1	List of Subsidiaries(3)

11.1	Code of Business and Ethics(2)

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*

13.1	Certificate under Section 906*

____________________

* Filed herewith

(1) Incorporated by reference from the Company's Annual Report on Form 20-F filed on June 24, 2003.

(2) Incorporated by reference from the Company's Annual Report on Form 20-F filed on May 28, 2004.

(3) Incorporated by reference from the Company's Annual Report on Form 20-F filed on June 28, 2005.

3

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A for fiscal year ended December 31, 2004 on its behalf.

Dated: November __, 2005	RESOURCE FINANCE & INVESTMENT LTD.

By:	_________________________________
Michael Brickell, President

4

RESOURCE FINANCE & INVESTMENT LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

Contents

Page

Auditors' Report	1-2

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Shareholders’ Equity (Deficiency)	5

Consolidated Statements of Cash Flows	6-7

Consolidated Schedule of Mineral Property Costs	8

Notes to the Consolidated Financial Statements	9-20

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Resource Finance & Investment Ltd.:

We have audited the accompanying consolidated balance sheets of Resource Finance & Investment Ltd. (an Exploration Stage Company) (the “Company”) as at December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted accounting principles and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The financial statements as at December 31, 2002 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 26, 2003.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 4, 2005 except for note 5 which is as at April 11, 2005, and note 8 which is as at October 18, 2005	CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Readers On Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated April 4, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 4, 2005 except for note 5 which is as at April 11, 2005, and note 8 which is as at October 18, 2005	CHARTERED ACCOUNTANTS

1

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Resource Finance & Investment Ltd.

(A Development Stage Company)

We have audited the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2002 and for the period October 16, 1978 (inception) through December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 1999 and for the period from October 16, 1978 (inception) to December 31 1999, were audited by other auditors who expressed an unqualified opinion in their report pertaining to such periods. Our opinion on the consolidated statements of operations and deficit and cash flows for the period from October 16, 1978 (inception) to December 31, 2002, insofar as it relates to amounts for prior periods through December 31, 1999, is based solely on the report of other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, these consolidated financial statements present fairly, in all material respects, the results of the company’s operations and its cash flows for the year ended December 31, 2002 and for the period from October 16, 1978 (inception) through December 31, 2002 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 1999 and for the year ended December 31, 1999 and for the period from October 16, 1978 (inception) to December 31, 1999 were audited by other auditors who expressed an opinion on those statements in their report dated June 30, 2000 which included an emphasis paragraph with respect to issues raising substantial doubt about the company's ability to continue as a going concern.

/s/ Grant Thornton LLP

Vancouver, Canada
March 26, 2003	Chartered Accountants

Comments by Auditors for United States of America Readers on

Canada-United States Reporting Conflict

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the consolidated financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in Note 1 ("Operations and Going Concern") to the consolidated financial statements. Our report to the shareholders dated March 26, 2003 is expressed in accordance with Canadian reporting standards, which do not permit references to such events and conditions in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

/s/ Grant Thornton LLP

Vancouver, Canada
March 26, 2003	Chartered Accountants

2

Resource Finance & Investment Ltd.                                                                              Statement 1

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

December 31	2004	2003

Assets

Current
Cash and cash equivalents	$7,853	$2,825
Prepaid expenses	28,500	-
	36,353	2,825

Property, plant and equipment, net of accumulated amortization of $1,478	1,894	2,867
Mineral property costs (Note 3) – Schedule	492,447	245,407
Investment in Cadillac West Explorations Inc. (Note 8)	420,497	-

	$951,191	$251,099

Liabilities

Current
Accounts payable	$100,016	$57,043
Accrued liabilities	16,069	18,718
	116,085	75,761

Loan payable (Note 4)	176,317	11,787

	292,402	87,548

Going concern (Note 1)

Shareholders’ Equity (Deficiency)
Capital stock (Note 5) – Statement 3
Authorized: 120,000,000 common shares with a par value of US$0.001 Issued and allotted: (Note 5) 31,156,825 (2003 – 27,556,825) shares	33,253	28,579
Contributed surplus – Statement 3	11,752,599	10,710,096
Deficit accumulated during the exploration stage – Statement 3	(11,127,063)	(10,575,124)

	658,789	163,551

	$951,191	$251,099

See accompanying notes to the consolidated financial statements.

3

Resource Finance & Investment Ltd.	Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Year Ended December 31 2002	For the Period from October 16 1978 (inception) to December 31 2004 (Unaudited)

Expenses

Consulting services	$145,782	$110,247	$30,451	$1,302,289
Depreciation	973	505	-	62,752
General expenses	42,960	5,182	2,705	365,863
Interest	17,195	38,125	20,034	221,177
Licenses, dues and taxes	-	1,772	13,639	70,695
Management services – stock-based compensation (Note 5)	247,759	149,566	-	397,325
Management services	-	8,000	12,000	502,644
Office, stationery and sundry	23,386	4,526	1,376	413,376
Professional fees	32,298	11,972	13,430	644,759
Rent (Note 7)	15,581	17,820	13,924	186,896
Salaries and benefits	-	36,447	68,973	244,360
Salaries and benefits – stock-based compensation (Note 5)	-	28,762	-	28,762
Shareholder, listing and public relations	48,034	18,787	25,292	425,993

Loss before other income (expense)	(573,968)	(431,711)	(201,824)	(4,866,891)

Other income (expense)

Foreign exchange, interest and other	22,029	78,506	(3,532)	267,012
Gain on sale of marketable securities	-	-	-	18,662
Write-down of mineral property costs	-	-	(23,865)	(6,663,112)
Write-down of payables and accruals	-	(218)	-	127,266

Loss before income taxes	(551,939)	(353,423)	(229,221)	(11,117,063)

Income taxes	-	-	-	(10,000)

Net loss	$(551,939)	$(353,423)	$(229,221)	$(11,127,063)

Weighted average number of common shares outstanding	27,556,825	24,471,219	24,462,765

Loss per common share – basic and diluted	$(0.02)	$(0.01)	$(0.01)

See accompanying notes to the consolidated financial statements.

4

Resource Finance & Investment Ltd.	Statement 3

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity (Deficiency)

(Expressed in Canadian Dollars)

	Common Shares
	Number	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance – December 31, 2001	24,462,765	$24,463	$9,751,410	$(9,992,480)	$(216,607)
Loss for the year	-	-	-	(229,221)	(229,221)

Balance – December 31, 2002	24,462,765	24,463	9,751,410	(10,221,701)	(445,828)
Shares issued in settlement of debt	3,094,060	4,116	661,034	-	665,150
Stock-based compensation	-	-	297,652	-	297,652
Loss for the year	-	-	-	(353,423)	(353,423)

Balance – December 31, 2003	27,556,825	$28,579	$10,710,096	$(10,575,124)	$163,551
Stock-based compensation (Note 5)	-	-	247,759	-	247,759
Loss for the year	-	-	-	(551,939)	(551,939)
Private placement	3,600,000	4,674	794,744	-	799,418

Balance – December 31, 2004	31,156,825	$33,253	$11,752,599	$(11,127,063)	$658,789

See accompanying notes to the consolidated financial statements.

5

Resource Finance & Investment Ltd.	Statement 4

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Cash derived from (applied to)	For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Year Ended December 31 2002	For the Period from October 16 1978 (inception) to December 31 2004 (Unaudited)

Operating
Net loss	$(551,939)	$(353,423)	$(229,221)	$(11,127,063)
Depreciation	973	505	-	62,752
Stock-based compensation	247,759	178,328	-	426,087
Gain on sale of marketable securities	-	-	-	(18,662)
Write-down of mineral property costs	-	-	37,504	6,676,751
Changes in non-cash operating working capital
Prepaid expenses	(28,500)	-	437	(28,500)
Accounts payable	42,973	(61,540)	29,431	91,288
Accrued liabilities	(2,649)	8,718	(16,157)	24,787
Due to related party	-	(24,000)	24,000	-
	(291,383)	(251,412)	(154,006)	(3,892,560)
Investing
Proceeds on sale of interests in mineral properties	-	-	-	797,802
Proceeds on sale of marketable securities	-	-	-	98,662
Mineral property costs	(247,040)	(126,083)	(37,504)	(5,962,807)
Acquisition of mineral properties	-	-	-	(1,703,857)
Acquisition of property, plant and equipment	-	(3,372)	-	(139,744)
Proceeds on sale of property, plant and equipment	-	-	-	75,098
Investment in Cadillac West Explorations Inc.	(420,497)	-	-	(420,497)
	(667,537)	(129,455)	(37,504)	(7,255,343)
Financing
Issue of common shares for cash, net of issue costs	799,418	-	-	10,314,279
Loan payable	164,530	380,752	185,069	841,467
	963,948	380,752	185,069	11,155,746

Increase (decrease) in cash	5,028	(115)	(6,441)	7,853
Cash and cash equivalents, beginning of period	2,825	2,940	9,381	-
Cash and cash equivalents, end of period	$7,853	$2,825	$2,940	$7,853

See accompanying notes to the consolidated financial statements.

6

Resource Finance & Investment Ltd.	Statement 4 (Continued)

(An Exploration Stage Company)

Consolidated Statements of Cash Flows (Continued)

(Expressed in Canadian Dollars)

For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Year Ended December 31 2002	For the Period from October 16 1978 (inception) to December 31 2004 (Unaudited)

Non-cash investing and financing transactions

Marketable securities received on the sale of interest in resource property	$-	$-	$-	$80,000

Stock-based compensation included in mineral property costs	$-	$119,324	$-	$119,324

Stock-based compensation included in expenses	$247,759	$178,328	$-	$426,087

Common shares issued in exchange for mineral properties	$-	$-	$-	$200,000

Common shares issued in payment of agents’ fees	$-	$-	$-	$71,500

Common shares issued on settlement of debt	$-	$665,150	$-	$665,150

See accompanying notes to the consolidated financial statements.

7

Resource Finance & Investment Ltd.	Schedule

(An Exploration Stage Company)

Consolidated Schedules of Mineral Property Costs

(Expressed in Canadian Dollars)

December 31	2004	2003

Shawnee Project, Kentucky, U.S.A.

Acquisition costs
Mineral lease payments	$16,219	$16,022
Recovery costs	-	(4,203)
	16,219	11,819
Exploration costs
Camp and general	-	19,171
Consulting	4,765	25,238
Consulting – stock-based compensation	-	90,562
Salaries and wages	16,409	14,634
Salaries and wages – stock-based compensation	-	14,381
Sample analysis	-	35,557
	21,174	199,543

Total	37,393	211,362

Oregon Mineral Sands Project, Oregon, U.S.A.

Acquisition costs
Mineral lease payments	4,609	13,417
Recovery costs	-	(8,390)
Royalty payment	129,840	-
	134,449	5,027
Exploration costs
Salaries and wages	49,217	14,637
Salaries and wages – stock-based compensation	-	14,381
Consulting	20,727	-
Sample analysis	5,254	-
	75,198	29,018

Total	209,647	34,045

Costs for the year	247,040	245,407
Balance – Beginning of year	245,407	-

Balance – End of Year	$492,447	$245,407

See accompanying notes to the consolidated financial statements.

8

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

1.	Operations and Going Concern

Until fiscal year 1999, the Company was a junior resource company engaged in the business of acquiring, exploring and developing mineral resource properties in the United States and Venezuela.

An extraordinary general meeting of shareholders was held on September 9, 1994, at which time shareholders of the Company approved, by special resolution, the continuance of the Company from British Columbia to Bermuda in accordance with provisions of Part XA of the Companies Act, 1981 (Bermuda), as amended, and the British Columbia Company Act. On April 4, 1997, the Company changed its name to Resource Finance & Investment Ltd.

During 2000, management determined that the Company would no longer pursue its resource business and instead switched the Company’s focus to that of the maintenance of existing leases (Note 3) and identification of business opportunities of a more general nature. In 2003, in response to escalating prices for commodities and rare minerals, the Company decided to reactivate its interests in Kentucky lands and conduct ongoing appraisals and evaluations for various minerals. In addition the Company continues to evaluate potential acquisitions and joint venture partnerships where significant value can be generated for shareholders. These represent the main activities of the Company as a business concern.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred significant losses and negative cash flow from operations since inception. The Company’s ability to continue as a going concern is uncertain and is dependent upon obtaining additional financing and achieving a profitable level of operations. The Company converted shares for debt during fiscal year 2003, but will require additional funding to continue in its efforts to identify a business opportunity. Management undertook a private placement of 3,600,000 shares to raise US$648,000 (CDN$841,493). As of the balance sheet date, these shares had been allotted but not issued. Subsequent to the date of the financial statements, these shares were issued from the treasury of the Company. Management intends to raise further financing in the future by private share placements and by utilising the US$500,000 line of credit currently available. There can be no assurance that future private share placements can be successfully concluded.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2.	Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, which as applied in these consolidated financial statements, conform in all material respects with accounting principles generally accepted in the United States except as disclosed in Note 10.

9

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

Basis of Consolidation

The consolidated financial statements include the accounts of Resource Finance & Investment Ltd. (“RFI”) and its wholly-owned U.S.A. subsidiaries:

•	Oregon Resources Corporation (“ORC”);
•	Dynamex Resources Corporation (“DYN”).

Both subsidiaries have been recorded under the purchase method of accounting. All intercompany transactions and balances have been eliminated on consolidation. Included in these consolidated financial statements are the results of operations of the parent company and the above subsidiaries from their respective dates of incorporation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment, and Depreciation

Property, plant and equipment are valued at cost less accumulated depreciation. Property, plant and equipment are depreciated over their estimated useful lives at the following rates and methods:

•	Computer equipment - 30% declining balance

One-half of the above rate is applied in the year of acquisition. The Company regularly reviews its property, plant and equipment to eliminate obsolete items.

Mineral Properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

The costs capitalized for mineral properties are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. When the carrying value of the property exceeds the net estimated recoverable amount for that property a provision is made for impairment in value. The net realizable value is determined based on identifiable geological reserves, joint venture expenditures or commitments or the Company’s assessment of its ability to sell the property for its carrying value.

The recorded costs do not necessarily reflect present or future values of the mineral properties.

When the Company acquires or disposes of a property subject to an option agreement the option is exercisable at the option of the optionee and as such the accounts payable or receivable are not recorded relating to requirements under the subject option agreement. Option payments and expenditures are recorded as mineral property costs when the payments are made or the expenditures are completed.

10

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents consists of cash on hand and balances with banks and highly liquid temporary money market instruments with original maturities of three months or less.

Income Taxes

The Company follows the liability method of accounting for income taxes based on the accounting recommendations issued by the Canadian Institute of Chartered Accountants. Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result from unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the uncertainty that the assets will be realized.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

The monetary assets and liabilities of ORC and DYN, integrated foreign subsidiaries financially dependent on the parent company, are translated at the rates of exchange on the balance sheet date. Other consolidated balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates.

Gains and losses on foreign exchange are included in the results of operations.

Financial Instruments

The Company has various financial instruments including cash and cash equivalents, accounts payable and loan payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The carrying value of these financial instruments approximates their fair value.

Stock-Based Compensation

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning January 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Loss per Common Share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method.

11

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Asset Retirement Obligations – Change in Accounting Policy

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

3.	Mineral Property Costs

The Company has mineral leases in Oregon via its subsidiary ORC and in Kentucky via DYN.

The Oregon leases consist of two principal leases: the Yoder Lease, which was renegotiated in 2003 on which the first payment was made in January 2004, and the Weyerhauser Lease, to which verbal commitment has been made by the leaseholder once activity to develop the area commences. At present, the annual lease payment commitment on the Yoder Lease is US$6,400, should this lease be maintained.

As at December 31, 2004, the Company was current on its active Kentucky leases. As at December 31, 2004, the Company was required to make the annual lease payments on the Kentucky project of approximately US$9,540 (2003 – US$15,060) to maintain the current leases.

The Company does not have a legal obligation to make lease payments. The effect of non-payment is cancellation of a resource property lease.

Details of deferred mineral property costs are as follows:

	Acquisition	Exploration	Total 2004	Total 2003
Shawnee Project, Kentucky, U.S.A.	$28,038	$220,717	$248,755	$211,362
Oregon Project, Oregon, U.S.A.	139,476	104,216	243,692	34,045
	$167,514	$324,933	$492,447	$245,407

12

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

4.	Loan Payable

As at December 31, 2004, borrowings on the maximum US$500,000 (2003 - US$250,000) line of credit had a balance of $176,317 (2003- $11,787). The facility bears interest at a rate of 8%, and is secured by the Company’s shares in subsidiaries. The loan is repayable on December 31, 2006. This loan facility is with a company whose director is also an officer of the Company. Current year’s interest expense on this loan was $11,693 (2003 - $32,933).

5.	Capital Stock

Par Value

During the fiscal year 2002, the par value of common shares was changed from CDN$0.001 to US$0.001.

Issuance of Shares

During the year, the Company signed an agreement to issue 3,600,000 shares to raise US$648,000 (CDN$799,418, net of a finders fee of $42,075) as a private placement to various investors. As of the date of the financial statements, all funds had been received, however, no shares were issued. Subsequent to the date of the financial statements, these shares were issued from the treasury of the Company. They have been showed as allotted as at December 31, 2004.

Stock Options

The Company has granted stock options to directors, officers and employees as follows:

Number Outstanding December 31, 2003	Granted	Exercised	Expired / Cancelled	Number Outstanding December 31, 2004	Exercise Price per Share (USD)	Expiry Date
900,000	-	-	-	900,000	$ 0.17	August 31, 2008
1,000,000	-	-	1,000,000	-	$ 0.19	February 19, 2004
-	150,000	-	-	150,000	$ 0.18	August 2, 2009
-	1,500,000	-	-	1,500,000	$ 0.19	June 24, 2006
1,900,000	1,650,000	-	1,000,000	2,550,000

On May 27, 2003, the Company entered an agreement with Marum Resources Inc. to explore and evaluate its Kentucky lands for Kimberlite. The remuneration offered included the grant of 1,000,000 options exercisable at US$0.19 until February 19, 2004. These options lapsed during the current year.

On September 1, 2003, each of the directors were granted stock options under the terms of the Company’s stock option plan. Mr. Nicholas Plumbridge received 250,000 options; Mr. Michael Brickell received 250,000; Mr. Isaac Moss received 150,000; and Ms. Cheryl Wilson received 250,000. These options are exercisable from September 1, 2003 to August 31, 2008 at an exercise price of US$0.17 per share.

On June 25, 2004, Mr. Phillip Garratt, in conjunction with his appointment as Chief Executive of the Company, was awarded 1,500,000 options exercisable at a price per share of US$0.19, within two years of the date of the grant. On August 3, 2004, Mr. Michael Brickell was granted a further 150,000 options exercisable at a price per share of US$0.18 within five years of the date of the grant.

13

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

5.	Capital Stock (Continued)

Stock-Based Compensation

For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

Effective January 1, 2003, the Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method, which the Company records as an expense or adds to mineral property costs as applicable. The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model in 2004 and 2003 with the following weighted average assumptions from the date of grant:

Risk-free interest rate	3.97%
Expected dividend yield	-
Expected stock price volatility	188%
Expected option life in years	3.72

Current year stock-based compensation amounted to $247,759 (2003 - $297,652), which was included in the contributed surplus account. The stock option benefit related to 1,500,000 options granted to Mr. Phillip Garratt and amounting to $220,188 was included in management services stock-based compensation. The stock option benefit related to 150,000 options granted to Mr. Michael Brickell and amounting to $27,571 was included in management services stock-based compensation.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

6.	Income Taxes

At December 31, 2004, the Company had net deferred tax assets of approximately $1,190,000, arising from net operating loss carryforwards, for income tax purposes. The expected federal income tax rate was 34% as of December 31, 2004. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at December 31, 2004.

The following summarized the provisions for taxes:

December 31,2004
Net operating loss carryforwards	$3,500,000
Deferred tax asset	$1,190,000
Deferred tax asset valuation allowance	$(1,190,000)

14

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

6.	Income Taxes (Continued)

At December 31, 2004, the Company has net operating loss carryforwards of approximately $3,500,000, which expire periodically over the next 20 years.

The potential future tax benefits of these losses have not been recognized in the accounts of the Company.

7.	Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

Salaries and benefits of $87,494 (2003 - $65,718) were paid to a director of the Company. Out of the total amount of salaries, $24,943 (2003 - $36,447) was expensed as part of administrative expenses, and the remaining amount was recorded as part of exploration costs.

Office rent expense of $ 15,581 (2003 - $16,755) was paid to a director of the Company.

8.	Investment in Cadillac West Explorations Inc.

On June 30, 2004, RFI entered into an agreement with the unincorporated partnership of Andre Audet and Victor Erickson (“A&E”) to take assignment of 282 mineral claims comprising approximately 9,450 hectares in Beauchastel and Dasserat Townships in the province of Quebec. Messrs. Audet and Erickson have become advisors to RFI. A&E has also signed an agreement (“Richmont Agreement”) with Richmont Mines Inc., of Rouyn-Noranda, Quebec. Per the agreement, A&E, or its assignee has the right to earn a 50% interest via two separate options in 77 claims covering approximately 2,185 hectares in Beauchastel and Dasserat Townships.

As per the agreement between RFI and A&E, the A&E claims and the Richmont Agreement have been transferred into Cadillac West Explorations Inc. (“CWE”), a company incorporated in the province of British Columbia on June 8, 2004.

A&E will be issued 3,000,000 common shares in CWE, with a further 1,000,000 common shares for each of the two property options contained in the Richmont Agreement, to be released or cancelled, as the case may be, upon satisfaction or termination of the said property options.

RFI is to fund CWE CDN$1,000,000. These funds will be secured by a note which shall be convertible into common shares of CWE at the rate of 10 CWE shares for each dollar advanced on or before March 31, 2005. Upon conversion of the full $1,000,000 of advances, RFI shall also be granted 2,000,000 CWE share purchase warrants exercisable until November 30, 2008 at $0.25 per CWE common share.

As at the balance sheet date, total funds advanced by RFI amount to $420,497.

15

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

8.	Investment in Cadillac West Explorations Inc. (Continued)

This agreement was extended and modified by an amended agreement signed June 8, 2005. As per the modifications, RFI agreed to fund CWE $700,000 instead of the original $1,000,000. Pursuant to this amended agreement, CWE agreed to issue to RFI 7,000,000 CWE common shares and 1,400,000 CWE share purchase warrants exercisable until November 30, 2008 at $0.25 per share in settlement of $700,000 RFI’s advances ($420,497 of advances were made in 2004 and $279,503 of advances made in 2005). These shares and warrants have been reserved and allotted for issuance by CWE, but they have not been physically issued yet.

As well, CWE will require additional funding which will be obtained through private placement equity funding, at a price not less than $0.20 per share. If CWE is unable to obtain additional funding in the amount of $150,000 by June 20, 2005, RFI will provide, on a best efforts basis, funding equal to the shortfall (i.e. the amount by which $150,000 exceeds the funding raised by CWE). RFI will receive for this funding additional shares of CWE at the rate of one share for each $0.10 of additional funding provided. CWE will attempt to raise an additional $150,000 on or before October 10, 2005 through private placement equity funding, at a price not less than $0.20 per share. If CWE is unable to obtain $150,000 in funding by October 10, 2005, RFI will, on a best efforts basis, provide funding in the amount equal to the shortfall. RFI will receive, for this second round of financing, additional shares of CWE at the rate of one share for each $0.10 of additional funding provided. As of October 18, 2005, RFI has not provided any additional funding with respect to the above mentioned two equity financing arrangements contemplated by CWE.

9.	Agreement with IBK Capital Corp.

On August 18, 2004, RFI entered into an agreement with IBK Capital Corp. on their assistance in obtaining equity financing of C$1.25 million by way of a private placement. As per the agreement, IBK Capital will prepare the necessary materials on the Company to be used in the financing, they will approach selected parties on behalf of RFI with respect to seeking interest from parties to participate in the financing with RFI and IBK Capital will advise RFI as to the structure and terms of any proposed financing. In consideration of the services rendered by IBK Capital, IBK will receive a work fee of $25,000 (paid as of December 31, 2004), a commission equal to 7% of the total amount of funds provided through IBK and warrants equal to 6% of the funds provided through IBK at US$0.30. These warrants will have a life of one year.

As of balance sheet date, total funds advanced to IBK totalled $28,500. No shares have been placed through the services of IBK as of December 31, 2004.

10.	Reconciliation of Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company’s mineral property costs have been written off.

16

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

10.	Reconciliation of Generally Accepted Accounting Principles (Continued)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Year Ended December 31 2004	Year Ended December 31 2003	Year Ended December31 2002	For the period from October 16, 1978 (Inception) to December 31 2004
Loss for the period as reported	$(551,939)	$(353,423)	$(229,221)	$(11,127,063)
Write-off of mineral property costs	(247,040)	(245,407)	-	(492,447)
Loss for the period in accordance with United States GAAP	$(798,979)	$(598,830)	$(229,221)	$(11,619,510)
Loss per share for the year in accordance with United States GAAP – basic and diluted	$(0.03)	$(0.02)	$(0.01)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity (deficiency) as reported, is as follows:

	Common Shares
	Number	Amount	Contributed Surplus	Comprehensive Income	Accumulated Deficit	Total
Shareholders’ equity (deficiency) as reported at December 31, 2002	24,462,765	$24,463	$9,751,410	$-	$(10,221,701)	$(445,828)
Write-off of mineral property costs	-	-	-	-	-	-
Shareholders’ equity (deficiency) in accordance with United States GAAP at December 31, 2002	24,462,765	$24,463	$9,751,410	$-	$(10,221,701)	$(445,828)
Shareholders’ equity (deficiency) as reported at December 31, 2003	27,556,825	$28,579	$10,710,096	$-	$(10,575,124)	$163,551
Write-off of mineral property costs	-	-	-	-	(245,407)	(245,407)
Shareholders’ equity (deficiency) in accordance with United States GAAP at December 31, 2003	27,556,825	$28,579	$10,710,096	$-	$(10,820,531)	$(81,856)
Shareholders’ equity (deficiency) as reported at December 31, 2004	31,156,829	$33,253	$11,752,599	$-	$(11,127,063)	$658,789
Write-off of mineral property costs	-	-	-	-	(492,447)	(492,447)
Shareholders’ equity (deficiency) in accordance with United States GAAP at December 31, 2004	31,156,829	$33,253	$11,752,599	$-	$(11,619,510)	$166,342

17

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

10.	Reconciliation of Generally Accepted Accounting Principles (Continued)

The impact of the above difference between Canadian and United States GAAP on the statement of cash flows, as reported, is as follows:

	Year Ended December 31 2004	Year Ended December 31 2003	Year Ended December 31 2002
Cash flows from operating activities
As reported	$(291,383)	$(251,412)	$(154,006)
Mineral property costs	(247,040)	(245,407)	-
Per United States GAAP	$(538,423)	$(496,819)	$(154,006)
Cash flows from investing activities
As reported	$(667,537)	$(129,455)	$(37,504)
Mineral property costs	247,040	245,407	-
Per United States GAAP	$(420,497)	$115,952	$(37,504)

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements.  Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities.  The rules are effective in financial statements for periods ending after March 15, 2004. The adoption did not have any impact on the Company’s financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities.". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

18

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

10.	Reconciliation of Generally Accepted Accounting Principles (Continued)

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

19

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

10.	Reconciliation of Generally Accepted Accounting Principles (Continued)

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Management’s preliminary assessment of these recent pronouncements is that they will not have a material impact on the Company’s financial position or results of operations.

20

Exhibit 12.1

CERTIFICATION

I, Michael Brickell, President for Resource Finance & Investment Ltd, certify that:

1.	I have reviewed this Amendment No. 1 to the Annual Report on Form 20-F/A for fiscal year ended December 31, 2004 of Resource Finance & Investment Ltd ("Annual Report");
2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this Annual Report;

4.

The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

Designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)	Omitted;
(c)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: November __, 2005	_________________________ Michael Brickell, President (Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Isaac Moss, Chief Financial Officer for Resource Finance & Investment Ltd, certify that:

1.	I have reviewed this Amendment No. 1 to the Annual Report on Form 20-F/A for fiscal year ended December 31, 2004 of Resource Finance & Investment Ltd ("Annual Report");
2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this Annual Report;

4.

The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

Designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)	Omitted;
(c)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated: November __, 2005	_____________________________ Isaac Moss, Chief Financial Officer (Principal Accounting Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 to Annual Report of Resource Finance & Investment Ltd. (the "Company") on Form 20-F/A for the year ended December 31, 2004 (the "Annual Report") as filed with the Securities and Exchange Commission on the date hereof. We, Michael Brickell and Isaac Moss, President and Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1)	the Annual Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November __, 2005	_____________________________ Michael Brickell, President (Principal Executive Officer)

Dated: November __, 2005	_____________________________ Isaac Moss, Chief Financial Officer (Principal Accounting Officer)

RESOURCE FINANCE & INVESTMENT LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

Contents

Page

Auditors' Report	1-2

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Shareholders’ Equity (Deficiency)	5

Consolidated Statements of Cash Flows	6-7

Consolidated Schedule of Mineral Property Costs	8

Notes to the Consolidated Financial Statements	9-20

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Resource Finance & Investment Ltd.:

We have audited the accompanying consolidated balance sheets of Resource Finance & Investment Ltd. (an Exploration Stage Company) (the “Company”) as at December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted accounting principles and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The financial statements as at December 31, 2002 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 2 6 , 2003.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 4, 2005 except for note 5 which is as at April 11, 2005, and note 8 which is as at October 18, 2005	CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Readers On Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated April 4, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 4, 2005 except for note 5 which is as at April 11, 2005, and note 8 which is as at October 18, 2005	CHARTERED ACCOUNTANTS

1

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Resource Finance & Investment Ltd.

(A Development Stage Company)

We have audited the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2002 and for the period October 16, 1978 (inception) through December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 1999 and for the period from October 16, 1978 (inception) to December 31 1999, were audited by other auditors who expressed an unqualified opinion in their report pertaining to such periods. Our opinion on the consolidated statements of operations and deficit and cash flows for the period from October 16, 1978 (inception) to December 31, 2002, insofar as it relates to amounts for prior periods through December 31, 1999, is based solely on the report of other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, these consolidated financial statements present fairly, in all material respects, the results of the company’s operations and its cash flows for the year ended December 31, 2002 and for the period from October 16, 1978 (inception) through December 31, 2002 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 1999 and for the year ended December 31, 1999 and for the period from October 16, 1978 (inception) to December 31, 1999 were audited by other auditors who expressed an opinion on those statements in their report dated June 30, 2000 which included an emphasis paragraph with respect to issues raising substantial doubt about the company's ability to continue as a going concern.

/s/ Grant Thornton LLP

Vancouver, Canada
March 26, 2003	Chartered Accountants

Comments by Auditors for United States of America Readers on

Canada-United States Reporting Conflict

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the consolidated financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in Note 1 ("Operations and Going Concern") to the consolidated financial statements. Our report to the shareholders dated March 26, 2003 is expressed in accordance with Canadian reporting standards, which do not permit references to such events and conditions in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

/s/ Grant Thornton LLP

Vancouver, Canada
March 26, 2003	Chartered Accountants

2

Resource Finance & Investment Ltd.                                                                              Statement 1

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

December 31	2004	2003

Assets

Current
Cash and cash equivalents	$7,853	$2,825
Prepaid expenses	28,500	-
	36,353	2,825

Property, plant and equipment, net of accumulated amortization of $1,478	1,894	2,867
Mineral property costs (Note 3) – Schedule	492,447	245,407
Investment in Cadillac West Explorations Inc. (Note 8)	420,497	-

	$951,191	$251,099

Liabilities

Current
Accounts payable	$100,016	$57,043
Accrued liabilities	16,069	18,718
	116,085	75,761

Loan payable (Note 4)	176,317	11,787

	292,402	87,548

Going concern (Note 1)

Shareholders’ Equity (Deficiency)
Capital stock (Note 5) – Statement 3
Authorized: 120,000,000 common shares with a par value of US$0.001 Issued and allotted: (Note 5) 31,156,825 (2003 – 27,556,825) shares	33,253	28,579
Contributed surplus – Statement 3	11,752,599	10,710,096
Deficit accumulated during the exploration stage – Statement 3	(11,127,063)	(10,575,124)

	658,789	163,551

	$951,191	$251,099

See accompanying notes to the consolidated financial statements.

3

Resource Finance & Investment Ltd.	Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Year Ended December 31 2002	For the Period from October 16 1978 (inception) to December 31 2004 (Unaudited)

Expenses

Consulting services	$145,782	$110,247	$30,451	$1,302,289
Depreciation	973	505	-	62,752
General expenses	42,960	5,182	2,705	365,863
Interest	17,195	38,125	20,034	221,177
Licenses, dues and taxes	-	1,772	13,639	70,695
Management services – stock-based compensation (Note 5)	247,759	149,566	-	397,325
Management services	-	8,000	12,000	502,644
Office, stationery and sundry	23,386	4,526	1,376	413,376
Professional fees	32,298	11,972	13,430	644,759
Rent (Note 7)	15,581	17,820	13,924	186,896
Salaries and benefits	-	36,447	68,973	244,360
Salaries and benefits – stock-based compensation (Note 5)	-	28,762	-	28,762
Shareholder, listing and public relations	48,034	18,787	25,292	425,993

Loss before other income (expense)	(573,968)	(431,711)	(201,824)	(4,866,891)

Other income (expense)

Foreign exchange, interest and other	22,029	78,506	(3,532)	267,012
Gain on sale of marketable securities	-	-	-	18,662
Write-down of mineral property costs	-	-	(23,865)	(6,663,112)
Write-down of payables and accruals	-	(218)	-	127,266

Loss before income taxes	(551,939)	(353,423)	(229,221)	(11,117,063)

Income taxes	-	-	-	(10,000)

Net loss	$(551,939)	$(353,423)	$(229,221)	$(11,127,063)

Weighted average number of common shares outstanding	27,556,825	24,471,219	24,462,765

Loss per common share – basic and diluted	$(0.02)	$(0.01)	$(0.01)

See accompanying notes to the consolidated financial statements.

4

Resource Finance & Investment Ltd.	Statement 3

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity (Deficiency)

(Expressed in Canadian Dollars)

	Common Shares
	Number	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance – December 31, 2001	24,462,765	$24,463	$9,751,410	$(9,992,480)	$(216,607)
Loss for the year	-	-	-	(229,221)	(229,221)

Balance – December 31, 2002	24,462,765	24,463	9,751,410	(10,221,701)	(445,828)
Shares issued in settlement of debt	3,094,060	4,116	661,034	-	665,150
Stock-based compensation	-	-	297,652	-	297,652
Loss for the year	-	-	-	(353,423)	(353,423)

Balance – December 31, 2003	27,556,825	$28,579	$10,710,096	$(10,575,124)	$163,551
Stock-based compensation (Note 5)	-	-	247,759	-	247,759
Loss for the year	-	-	-	(551,939)	(551,939)
Private placement	3,600,000	4,674	794,744	-	799,418

Balance – December 31, 2004	31,156,825	$33,253	$11,752,599	$(11,127,063)	$658,789

See accompanying notes to the consolidated financial statements.

5

Resource Finance & Investment Ltd.	Statement 4

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Cash derived from (applied to)	For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Year Ended December 31 2002	For the Period from October 16 1978 (inception) to December 31 2004 (Unaudited)

Operating
Net loss	$(551,939)	$(353,423)	$(229,221)	$(11,127,063)
Depreciation	973	505	-	62,752
Stock-based compensation	247,759	178,328	-	426,087
Gain on sale of marketable securities	-	-	-	(18,662)
Write-down of mineral property costs	-	-	37,504	6,676,751
Changes in non-cash operating working capital
Prepaid expenses	(28,500)	-	437	(28,500)
Accounts payable	42,973	(61,540)	29,431	91,288
Accrued liabilities	(2,649)	8,718	(16,157)	24,787
Due to related party	-	(24,000)	24,000	-
	(291,383)	(251,412)	(154,006)	(3,892,560)
Investing
Proceeds on sale of interests in mineral properties	-	-	-	797,802
Proceeds on sale of marketable securities	-	-	-	98,662
Mineral property costs	(247,040)	(126,083)	(37,504)	(5,962,807)
Acquisition of mineral properties	-	-	-	(1,703,857)
Acquisition of property, plant and equipment	-	(3,372)	-	(139,744)
Proceeds on sale of property, plant and equipment	-	-	-	75,098
Investment in Cadillac West Explorations Inc.	(420,497)	-	-	(420,497)
	(667,537)	(129,455)	(37,504)	(7,255,343)
Financing
Issue of common shares for cash, net of issue costs	799,418	-	-	10,314,279
Loan payable	164,530	380,752	185,069	841,467
	963,948	380,752	185,069	11,155,746

Increase (decrease) in cash	5,028	(115)	(6,441)	7,853
Cash and cash equivalents, beginning of period	2,825	2,940	9,381	-
Cash and cash equivalents, end of period	$7,853	$2,825	$2,940	$7,853

See accompanying notes to the consolidated financial statements.

6

Resource Finance & Investment Ltd.	Statement 4 (Continued)

(An Exploration Stage Company)

Consolidated Statements of Cash Flows (Continued)

(Expressed in Canadian Dollars)

For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Year Ended December 31 2002	For the Period from October 16 1978 (inception) to December 31 2004 (Unaudited)

Non-cash investing and financing transactions

Marketable securities received on the sale of interest in resource property	$-	$-	$-	$80,000

Stock-based compensation included in mineral property costs	$-	$119,324	$-	$119,324

Stock-based compensation included in expenses	$247,759	$178,328	$-	$426,087

Common shares issued in exchange for mineral properties	$-	$-	$-	$200,000

Common shares issued in payment of agents’ fees	$-	$-	$-	$71,500

Common shares issued on settlement of debt	$-	$665,150	$-	$665,150

See accompanying notes to the consolidated financial statements.

7

Resource Finance & Investment Ltd.	Schedule

(An Exploration Stage Company)

Consolidated Schedules of Mineral Property Costs

(Expressed in Canadian Dollars)

December 31	2004	2003

Shawnee Project, Kentucky, U.S.A.

Acquisition costs
Mineral lease payments	$16,219	$16,022
Recovery costs	-	(4,203)
	16,219	11,819
Exploration costs
Camp and general	-	19,171
Consulting	4,765	25,238
Consulting – stock-based compensation	-	90,562
Salaries and wages	16,409	14,634
Salaries and wages – stock-based compensation	-	14,381
Sample analysis	-	35,557
	21,174	199,543

Total	37,393	211,362

Oregon Mineral Sands Project, Oregon, U.S.A.

Acquisition costs
Mineral lease payments	4,609	13,417
Recovery costs	-	(8,390)
Royalty payment	129,840	-
	134,449	5,027
Exploration costs
Salaries and wages	49,217	14,637
Salaries and wages – stock-based compensation	-	14,381
Consulting	20,727	-
Sample analysis	5,254	-
	75,198	29,018

Total	209,647	34,045

Costs for the year	247,040	245,407
Balance – Beginning of year	245,407	-

Balance – End of Year	$492,447	$245,407

See accompanying notes to the consolidated financial statements.

8

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

1.	Operations and Going Concern

Until fiscal year 1999, the Company was a junior resource company engaged in the business of acquiring, exploring and developing mineral resource properties in the United States and Venezuela.

An extraordinary general meeting of shareholders was held on September 9, 1994, at which time shareholders of the Company approved, by special resolution, the continuance of the Company from British Columbia to Bermuda in accordance with provisions of Part XA of the Companies Act, 1981 (Bermuda), as amended, and the British Columbia Company Act. On April 4, 1997, the Company changed its name to Resource Finance & Investment Ltd.

During 2000, management determined that the Company would no longer pursue its resource business and instead switched the Company’s focus to that of the maintenance of existing leases (Note 3) and identification of business opportunities of a more general nature. In 2003, in response to escalating prices for commodities and rare minerals, the Company decided to reactivate its interests in Kentucky lands and conduct ongoing appraisals and evaluations for various minerals. In addition the Company continues to evaluate potential acquisitions and joint venture partnerships where significant value can be generated for shareholders. These represent the main activities of the Company as a business concern.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred significant losses and negative cash flow from operations since inception. The Company’s ability to continue as a going concern is uncertain and is dependent upon obtaining additional financing and achieving a profitable level of operations. The Company converted shares for debt during fiscal year 2003, but will require additional funding to continue in its efforts to identify a business opportunity. Management undertook a private placement of 3,600,000 shares to raise US$648,000 (CDN$841,493). As of the balance sheet date, these shares had been allotted but not issued. Subsequent to the date of the financial statements, these shares were issued from the treasury of the Company. Management intends to raise further financing in the future by private share placements and by utilising the US$500,000 line of credit currently available. There can be no assurance that future private share placements can be successfully concluded.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2.	Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, which as applied in these consolidated financial statements, conform in all material respects with accounting principles generally accepted in the United States except as disclosed in Note 10.

9

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

Basis of Consolidation

The consolidated financial statements include the accounts of Resource Finance & Investment Ltd. (“RFI”) and its wholly-owned U.S.A. subsidiaries:

•	Oregon Resources Corporation (“ORC”);
•	Dynamex Resources Corporation (“DYN”).

Both subsidiaries have been recorded under the purchase method of accounting. All intercompany transactions and balances have been eliminated on consolidation. Included in these consolidated financial statements are the results of operations of the parent company and the above subsidiaries from their respective dates of incorporation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment, and Depreciation

Property, plant and equipment are valued at cost less accumulated depreciation. Property, plant and equipment are depreciated over their estimated useful lives at the following rates and methods:

•	Computer equipment - 30% declining balance

One-half of the above rate is applied in the year of acquisition. The Company regularly reviews its property, plant and equipment to eliminate obsolete items.

Mineral Properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

The costs capitalized for mineral properties are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. When the carrying value of the property exceeds the net estimated recoverable amount for that property a provision is made for impairment in value. The net realizable value is determined based on identifiable geological reserves, joint venture expenditures or commitments or the Company’s assessment of its ability to sell the property for its carrying value.

The recorded costs do not necessarily reflect present or future values of the mineral properties.

When the Company acquires or disposes of a property subject to an option agreement the option is exercisable at the option of the optionee and as such the accounts payable or receivable are not recorded relating to requirements under the subject option agreement. Option payments and expenditures are recorded as mineral property costs when the payments are made or the expenditures are completed.

10

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents consists of cash on hand and balances with banks and highly liquid temporary money market instruments with original maturities of three months or less.

Income Taxes

The Company follows the liability method of accounting for income taxes based on the accounting recommendations issued by the Canadian Institute of Chartered Accountants. Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result from unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the uncertainty that the assets will be realized.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

The monetary assets and liabilities of ORC and DYN, integrated foreign subsidiaries financially dependent on the parent company, are translated at the rates of exchange on the balance sheet date. Other consolidated balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates.

Gains and losses on foreign exchange are included in the results of operations.

Financial Instruments

The Company has various financial instruments including cash and cash equivalents, accounts payable and loan payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The carrying value of these financial instruments approximates their fair value.

Stock-Based Compensation

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning January 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Loss per Common Share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method.

11

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Asset Retirement Obligations – Change in Accounting Policy

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

3.	Mineral Property Costs

The Company has mineral leases in Oregon via its subsidiary ORC and in Kentucky via DYN.

The Oregon leases consist of two principal leases: the Yoder Lease, which was renegotiated in 2003 on which the first payment was made in January 2004, and the Weyerhauser Lease, to which verbal commitment has been made by the leaseholder once activity to develop the area commences. At present, the annual lease payment commitment on the Yoder Lease is US$6,400, should this lease be maintained.

As at December 31, 2004, the Company was current on its active Kentucky leases. As at December 31, 2004, the Company was required to make the annual lease payments on the Kentucky project of approximately US$9,540 (2003 – US$15,060) to maintain the current leases.

The Company does not have a legal obligation to make lease payments. The effect of non-payment is cancellation of a resource property lease.

Details of deferred mineral property costs are as follows:

	Acquisition	Exploration	Total 2004	Total 2003
Shawnee Project, Kentucky, U.S.A.	$28,038	$220,717	$248,755	$211,362
Oregon Project, Oregon, U.S.A.	139,476	104,216	243,692	34,045
	$167,514	$324,933	$492,447	$245,407

12

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

4.	Loan Payable

As at December 31, 2004, borrowings on the maximum US$500,000 (2003 - US$250,000) line of credit had a balance of $176,317 (2003- $11,787). The facility bears interest at a rate of 8%, and is secured by the Company’s shares in subsidiaries. The loan is repayable on December 31, 2006. This loan facility is with a company whose director is also an officer of the Company. Current year’s interest expense on this loan was $11,693 (2003 - $32,933).

5.	Capital Stock

Par Value

During the fiscal year 2002, the par value of common shares was changed from CDN$0.001 to US$0.001.

Issuance of Shares

During the year, the Company signed an agreement to issue 3,600,000 shares to raise US$648,000 (CDN$799,418, net of a finders fee of $42,075) as a private placement to various investors. As of the date of the financial statements, all funds had been received, however, no shares were issued. Subsequent to the date of the financial statements, these shares were issued from the treasury of the Company. They have been showed as allotted as at December 31, 2004.

Stock Options

The Company has granted stock options to directors, officers and employees as follows:

Number Outstanding December 31, 2003	Granted	Exercised	Expired / Cancelled	Number Outstanding December 31, 2004	Exercise Price per Share (USD)	Expiry Date
900,000	-	-	-	900,000	$ 0.17	August 31, 2008
1,000,000	-	-	1,000,000	-	$ 0.19	February 19, 2004
-	150,000	-	-	150,000	$ 0.18	August 2, 2009
-	1,500,000	-	-	1,500,000	$ 0.19	June 24, 2006
1,900,000	1,650,000	-	1,000,000	2,550,000

On May 27, 2003, the Company entered an agreement with Marum Resources Inc. to explore and evaluate its Kentucky lands for Kimberlite. The remuneration offered included the grant of 1,000,000 options exercisable at US$0.19 until February 19, 2004. These options lapsed during the current year.

On September 1, 2003, each of the directors were granted stock options under the terms of the Company’s stock option plan. Mr. Nicholas Plumbridge received 250,000 options; Mr. Michael Brickell received 250,000; Mr. Isaac Moss received 150,000; and Ms. Cheryl Wilson received 250,000. These options are exercisable from September 1, 2003 to August 31, 2008 at an exercise price of US$0.17 per share.

On June 25, 2004, Mr. Phillip Garratt, in conjunction with his appointment as Chief Executive of the Company, was awarded 1,500,000 options exercisable at a price per share of US$0.19, within two years of the date of the grant. On August 3, 2004, Mr. Michael Brickell was granted a further 150,000 options exercisable at a price per share of US$0.18 within five years of the date of the grant.

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Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

5.	Capital Stock (Continued)

Stock-Based Compensation

For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

Effective January 1, 2003, the Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method, which the Company records as an expense or adds to mineral property costs as applicable. The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model in 2004 and 2003 with the following weighted average assumptions from the date of grant:

Risk-free interest rate	3.97%
Expected dividend yield	-
Expected stock price volatility	188%
Expected option life in years	3.72

Current year stock-based compensation amounted to $247,759 (2003 - $297,652), which was included in the contributed surplus account. The stock option benefit related to 1,500,000 options granted to Mr. Phillip Garratt and amounting to $220,188 was included in management services stock-based compensation. The stock option benefit related to 150,000 options granted to Mr. Michael Brickell and amounting to $27,571 was included in management services stock-based compensation.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

6.	Income Taxes

At December 31, 2004, the Company had net deferred tax assets of approximately $1,190,000, arising from net operating loss carryforwards, for income tax purposes. The expected federal income tax rate was 34% as of December 31, 2004. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at December 31, 2004.

The following summarized the provisions for taxes:

December 31,2004
Net operating loss carryforwards	$3,500,000
Deferred tax asset	$1,190,000
Deferred tax asset valuation allowance	$(1,190,000)

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Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

6.	Income Taxes (Continued)

At December 31, 2004, the Company has net operating loss carryforwards of approximately $3,500,000, which expire periodically over the next 20 years.

The potential future tax benefits of these losses have not been recognized in the accounts of the Company.

7.	Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

Salaries and benefits of $87,494 (2003 - $65,718) were paid to a director of the Company. Out of the total amount of salaries, $24,943 (2003 - $36,447) was expensed as part of administrative expenses, and the remaining amount was recorded as part of exploration costs.

Office rent expense of $ 15,581 (2003 - $16,755) was paid to a director of the Company.

8.	Investment in Cadillac West Explorations Inc.

On June 30, 2004, RFI entered into an agreement with the unincorporated partnership of Andre Audet and Victor Erickson (“A&E”) to take assignment of 282 mineral claims comprising approximately 9,450 hectares in Beauchastel and Dasserat Townships in the province of Quebec. Messrs. Audet and Erickson have become advisors to RFI. A&E has also signed an agreement (“Richmont Agreement”) with Richmont Mines Inc., of Rouyn-Noranda, Quebec. Per the agreement, A&E, or its assignee has the right to earn a 50% interest via two separate options in 77 claims covering approximately 2,185 hectares in Beauchastel and Dasserat Townships.

As per the agreement between RFI and A&E, the A&E claims and the Richmont Agreement have been transferred into Cadillac West Explorations Inc. (“CWE”), a company incorporated in the province of British Columbia on June 8, 2004.

A&E will be issued 3,000,000 common shares in CWE, with a further 1,000,000 common shares for each of the two property options contained in the Richmont Agreement, to be released or cancelled, as the case may be, upon satisfaction or termination of the said property options.

RFI is to fund CWE CDN$1,000,000. These funds will be secured by a note which shall be convertible into common shares of CWE at the rate of 10 CWE shares for each dollar advanced on or before March 31, 2005. Upon conversion of the full $1,000,000 of advances, RFI shall also be granted 2,000,000 CWE share purchase warrants exercisable until November 30, 2008 at $0.25 per CWE common share.

As at the balance sheet date, total funds advanced by RFI amount to $420,497 .

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Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

8.	Investment in Cadillac West Explorations Inc. (Continued)

This agreement was extended and modified by an amended agreement signed June 8, 2005. As per the modifications, RFI agreed to fund CWE $700,000 instead of the original $1,000,000. Pursuant to this amended agreement, CWE agreed to issue to RFI 7,000,000 CWE common shares and 1,400,000 CWE share purchase warrants exercisable until November 30, 2008 at $0.25 per share in settlement of $700,000 RFI’s advances ($420,497 of advances were made in 2004 and $279,503 of advances made in 2005). These shares and warrants have been reserved and allotted for issuance by CWE, but they have not been physically issued yet.

As well, CWE will require additional funding which will be obtained through private placement equity funding, at a price not less than $0.20 per share. If CWE is unable to obtain additional funding in the amount of $150,000 by June 20, 2005, RFI will provide, on a best efforts basis, funding equal to the shortfall (i.e. the amount by which $150,000 exceeds the funding raised by CWE). RFI will receive for this funding additional shares of CWE at the rate of one share for each $0.10 of additional funding provided. CWE will attempt to raise an additional $150,000 on or before October 10, 2005 through private placement equity funding, at a price not less than $0.20 per share. If CWE is unable to obtain $150,000 in funding by October 10, 2005, RFI will, on a best efforts basis, provide funding in the amount equal to the shortfall. RFI will receive, for this second round of financing, additional shares of CWE at the rate of one share for each $0.10 of additional funding provided. As of October 18, 2005, RFI has not provided any additional funding with respect to the above mentioned two equity financing arrangements contemplated by CWE.

9.	Agreement with IBK Capital Corp.

On August 18, 2004, RFI entered into an agreement with IBK Capital Corp. on their assistance in obtaining equity financing of C$1.25 million by way of a private placement. As per the agreement, IBK Capital will prepare the necessary materials on the Company to be used in the financing, they will approach selected parties on behalf of RFI with respect to seeking interest from parties to participate in the financing with RFI and IBK Capital will advise RFI as to the structure and terms of any proposed financing. In consideration of the services rendered by IBK Capital, IBK will receive a work fee of $25,000 (paid as of December 31, 2004), a commission equal to 7% of the total amount of funds provided through IBK and warrants equal to 6% of the funds provided through IBK at US$0.30. These warrants will have a life of one year.

As of balance sheet date, total funds advanced to IBK totalled $28,500. No shares have been placed through the services of IBK as of December 31, 2004.

10.	Reconciliation of Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company’s mineral property costs have been written off.

16

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

10.	Reconciliation of Generally Accepted Accounting Principles (Continued)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Year Ended December 31 2004	Year Ended December 31 2003	Year Ended December31 2002	For the period from October 16, 1978 (Inception) to December 31 2004
Loss for the period as reported	$(551,939)	$(353,423)	$(229,221)	$(11,127,063)
Write-off of mineral property costs	(247,040)	(245,407)	-	(492,447)
Loss for the period in accordance with United States GAAP	$(798,979)	$(598,830)	$(229,221)	$(11,619,510)
Loss per share for the year in accordance with United States GAAP – basic and diluted	$(0.03)	$(0.02)	$(0.01)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity (deficiency) as reported, is as follows:

	Common Shares
	Number	Amount	Contributed Surplus	Comprehensive Income	Accumulated Deficit	Total
Shareholders’ equity (deficiency) as reported at December 31, 2002	24,462,765	$24,463	$9,751,410	$-	$(10,221,701)	$(445,828)
Write-off of mineral property costs	-	-	-	-	-	-
Shareholders’ equity (deficiency) in accordance with United States GAAP at December 31, 2002	24,462,765	$24,463	$9,751,410	$-	$(10,221,701)	$(445,828)
Shareholders’ equity (deficiency) as reported at December 31, 2003	27,556,825	$28,579	$10,710,096	$-	$(10,575,124)	$163,551
Write-off of mineral property costs	-	-	-	-	(245,407)	(245,407)
Shareholders’ equity (deficiency) in accordance with United States GAAP at December 31, 2003	27,556,825	$28,579	$10,710,096	$-	$(10,820,531)	$(81,856)
Shareholders’ equity (deficiency) as reported at December 31, 2004	31,156,829	$33,253	$11,752,599	$-	$(11,127,063)	$658,789
Write-off of mineral property costs	-	-	-	-	(492,447)	(492,447)
Shareholders’ equity (deficiency) in accordance with United States GAAP at December 31, 2004	31,156,829	$33,253	$11,752,599	$-	$(11,619,510)	$166,342

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Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

10.	Reconciliation of Generally Accepted Accounting Principles (Continued)

The impact of the above difference between Canadian and United States GAAP on the statement of cash flows, as reported, is as follows:

	Year Ended December 31 2004	Year Ended December 31 2003	Year Ended December 31 2002
Cash flows from operating activities
As reported	$(291,383)	$(251,412)	$(154,006)
Mineral property costs	(247,040)	(245,407)	-
Per United States GAAP	$(538,423)	$(496,819)	$(154,006)
Cash flows from investing activities
As reported	$(667,537)	$(129,455)	$(37,504)
Mineral property costs	247,040	245,407	-
Per United States GAAP	$(420,497)	$115,952	$(37,504)

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements.  Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities.  The rules are effective in financial statements for periods ending after March 15, 2004. The adoption did not have any impact on the Company’s financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities.". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

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Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

10.	Reconciliation of Generally Accepted Accounting Principles (Continued)

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

19

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

10.	Reconciliation of Generally Accepted Accounting Principles (Continued)

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Management’s preliminary assessment of these recent pronouncements is that they will not have a material impact on the Company’s financial position or results of operations.

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